EXHIBIT 99.1

Stantec to acquire Morrison Hershfield, a leading transportation, buildings, and environmental services firm

EDMONTON, Alberta and NEW YORK and MARKHAM, Ontario, Jan. 09, 2024 (GLOBE NEWSWIRE) -- TSX, NYSE: STN

Stantec, a global leader in sustainable design and engineering, has signed an agreement to acquire Morrison Hershfield, a 1,150-person engineering and management firm headquartered in Markham, Ontario. Founded in 1946 and employee-owned, Morrison Hershfield has a top-tier industry reputation in transportation, buildings, and environmental services. Morrison Hershfield has offices in 22 cities in Canada and the United States, and one office in India. With a particularly strong presence in Canada, Morrison Hershfield will increase Stantec’s Canadian workforce by approximately 10%.

The acquisition, which is being completed by way of a court approved plan of arrangement, is subject to Morrison Hershfield shareholder approval, court approvals, and certain regulatory approvals and is expected to close in Q1 2024. The terms of the transaction are not disclosed.

Accelerating Growth Through Complementary Services and Markets
The acquisition of Morrison Hershfield expands Stantec’s presence in most major Canadian markets, and further strengthens its US presence in buildings engineering. Morrison Hershfield is one of the few large Canadian-based engineering firms with core strengths, business lines, and clients that are additive to Stantec’s presence in multiple key growth markets, including the Greater Toronto Area. Similarly, Stantec’s global market presence and client relationships will accelerate Morrison Hershfield’s business line growth opportunities as part of Stantec.

“We are thrilled to bring a firm of Morrison Hershfield’s stature into the Stantec fold,” said Gord Johnston, president and chief executive officer, Stantec. “Our firms have shared a mutual admiration over many years. Stantec and Morrison Hershfield have a similar history from our roots in the Canadian market, growing and diversifying services both by geography and service line. And, importantly, our values and culture are very well aligned.”

The addition of Morrison Hershfield’s Horizontal Infrastructure business will double Stantec’s transportation presence in Ontario, bolstering the firm’s bridge, highway, construction administration, program management, and inspection services in a key growth market. Morrison Hershfield’s capabilities, geographic strengths, and client mix are complementary to Stantec’s, and combined will result in a formidable player in transportation throughout Canada’s largest province. In Western Canada, Stantec’s strong market presence will be further solidified with the addition of Morrison Hershfield’s diversified transportation services, well positioning the combined practice for upcoming significant infrastructure project opportunities. The firms share an understanding of market dynamics and client needs, which will help foster early and immediate collaboration on projects.

Morrison Hershfield is an industry leader in building and facilities engineering design. The firm’s capabilities align with and augment Stantec’s Buildings business in several of its key growth markets, including advanced manufacturing, transit facilities, and industrial building design. Additionally, Morrison Hershfield adds capacity in the high-growth mission critical and data center market space, which will further complement Stantec’s recent acquisition of Environmental Systems Design Inc. The combination will reinforce Stantec's position as a top provider of data center engineering services. Morrison Hershfield’s longstanding telecom and technology consulting business will add new capabilities directly tied to smart buildings and 5G implementation. Stantec’s decarbonization and high-performance building design work will be strengthened by Morrison Hershfield’s industry-leading position in building envelope and building science design, as well as code life safety consulting, commissioning, sustainability, and whole building energy modeling consulting, among others. These capabilities add greater depth to the specialty services disciplines within Stantec’s Buildings practice.

Morrison Hershfield’s Environmental Services business will bolster Stantec’s capacity to support infrastructure projects in key Canadian markets, including Toronto, Vancouver, and in Canada’s North by combining teams in Whitehorse, Yukon. The firm will also support Stantec’s work in the energy transition by providing additional capacity in environmental impact assessment, ecological services, and geosciences. Morrison Hershfield’s client base will benefit from Stantec’s expertise in nature-based solutions, carbon sequestration, and natural capital. Morrison Hershfield also has a team dedicated to climate change risk, climate resilience assessment and adaptation services, which will augment Stantec’s own expertise in this critical area.

“Joining the Stantec family marks a historic moment for our 78-year-old company. Stantec is a highly successful firm that shares our corporate values and mission, with a unique culture that complements our own,” said Anthony Karakatsanis, president and chief executive officer, Morrison Hershfield. “With access to Stantec’s depth of renowned experts, resources, and cutting-edge technology, we will be able to provide our employees with exciting and meaningful work, growth, and professional development for the long term. This acquisition provides us with access to many high-profile North American and global projects and markets in the communities where our employees live and work.”

Morrison Hershfield Project Experience
Morrison Hershfield’s portfolio of experience focuses on public and private sector clients, including government agencies, municipalities, global technology firms, developers, and telecommunications providers.

Projects in Morrison Hershfield’s portfolio include

  Engineering services for the Gardiner Expressway East from Cherry Street to the Don Valley Parkway in Toronto, Ontario. Work included condition assessment, detailed design, and preparation of tender documents for interim repair, as well as preliminary design for the replacement of this section. Morrison Hershfield also led a multi-firm team for contract administration services on the deck replacement from Jarvis to Cherry Streets. The combined construction value of both projects is CAD$748 million. Morrison Hershfield remains a longstanding, preferred vendor for engineering and construction services for this critical piece of Toronto infrastructure.
  Owner’s engineer on the Confederation and Trillium lines of Ottawa’s Light Rail Transit system. Morrison Hershfield provided services for preliminary engineering and procurement, as well as implementation and construction phases. The project involves the construction of 44 kilometres (27 miles) of new light rail running way, as well as 24 stations. Several interchange modifications were also needed on Highway 417.
  Engineer of record for Project NexStar, Canada’s first lithium-ion EV battery manufacturing facility in Windsor, Ontario. Morrison Hershfield’s services include mechanical, electrical, and civil services on the 4,500,000-square-foot (418,000 square-metre) facility, ensuring optimal building performance and functionality to support its groundbreaking design.
  Buildings engineering services for the Microsoft Redmond Campus Renovation in Redmond, Washington. The campus project includes 19 new buildings across four villages, a 6,500-car parking garage, a visitor center and a Central Utility Plant. Morrison Hershfield services include building envelope consulting and commissioning, façade engineering, energy modeling, and field performance testing. Morrison Hershfield’s work on the project is complementary to Stantec’s, which includes technology, acoustics, MEP, and lighting design for multiple buildings on the campus.
  Environmental monitoring for the Ministry of Transportation of Ontario’s stormwater management ponds as part of their West Nile Virus monitoring and treatment program. Services include program planning and resource allocation, land use and hydrological assessment, monitoring and documenting daily results, and analysis of results. Morrison Hershfield has managed this program exclusively for the Ministry since 2004.

About Stantec
Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That's why at Stantec, we always design with community in mind.

We're designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

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